File No. ________

                          (As filed December 17, 2004)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             APPLICATION/DECLARATION
                                   ON FORM U-1

                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                               KeySpan Corporation
------------------------------------------------------------------------------

(Name of companies filing this statement and addresses of principal executive offices)

                               KeySpan Corporation
                               -------------------
        (Name of top registered holding company parent of each applicant)

                               John J. Bishar, Jr.
              Senior Vice President, Secretary and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
                            ------------------------
                     (Name and address of agent for service)

                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

Background

     KeySpan Corporation ("KeySpan") registered as a holding company on November 8, 2000, upon its acquisition of all of the issued and outstanding common stock of Eastern Enterprises (now known as KeySpan New England, LLC) and its indirect acquisition of EnergyNorth Inc. (hereafter referred to as the "Mergers"). The Mergers were approved by the Securities and Exchange Commission (the "Commission") by order dated November 7, 2000 (Holding Co. Act Release 27269), as corrected by the order issued on December 1, 2000 (Holding Co. Act Release No. 27281) (collectively, the "Merger Order").

     KeySpan is a diversified registered public utility holding company. KeySpan directly or indirectly owns the following seven public utility companies: (i) The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), which distributes natural gas at retail to residential, commercial and industrial customers in the New York City boroughs of Brooklyn, Staten Island and Queens; (ii) KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), which distributes natural gas at retail to customers in New York State located in the counties of Nassau and Suffolk on Long Island and the Rockaway Peninsula in Queens County; (iii) KeySpan Generation LLC ("KeySpan Generation"), which owns and operates electric generation capacity located on Long Island all of which is sold at wholesale to the Long Island Power Authority ("LIPA") for resale by LIPA to its approximately 1.1 million customers; (iv) Boston Gas Company d/b/a KeySpan Energy Delivery New England ("Boston Gas"), which distributes natural gas to customers located in Boston and other cities and towns in eastern and central Massachusetts; (v) Essex Gas Company d/b/a KeySpan Energy Delivery New England ("Essex Gas"), which distributes natural gas to customers in eastern Massachusetts; (vi) Colonial Gas Company d/b/a KeySpan Energy Delivery New England ("Colonial Gas"), which distributes natural gas to customers located in northeastern Massachusetts and on Cape Cod; and (vii) EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England ("ENGI"), which distributes natural gas to customers located in southern and central New Hampshire, and the City of Berlin located in northern New Hampshire (KEDNY, KEDLI, KeySpan Generation, Boston Gas, Colonial Gas, Essex Gas and ENGI are collectively referred to as the "Utility Subsidiaries"). Together, KEDNY and KEDLI serve approximately 1.66 million customers. Together, Boston Gas, Colonial Gas and Essex Gas serve approximately 768,000 customers. ENGI serves approximately 75,000 customers. KeySpan also directly or indirectly owns various non-utility subsidiaries (collectively referred to as the "Non-Utility Subsidiaries") through which KeySpan engages in energy related non-utility activities as described in the Merger Order.

     By order dated December 18, 2003, the Commission issued an order, Release No. 35-27776 in File No. 70-10129 (the "Financing Order"), based on the Application-Declaration on Form U-1/A filed in that proceeding on December 17, 2003 (the "Financing Application"), that authorized KeySpan and its Subsidiaries[1] to engage in a program of external and intrasystem transactions, including, among other things, the authorization to engage in certain types of credit support arrangements through December 31, 2006 (the "Authorization Period"). The Financing Order expressly provides in relevant part that KeySpan is authorized to:

          ... enter into Guarantees, Performance Guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of its Subsidiaries as may be appropriate or necessary to enable the Subsidiaries to carry on in the ordinary course of their respective businesses in an aggregate principal amount not to exceed $ 4.0 billion outstanding at any one time (excluding obligations exempt under rule 45) ("Guarantee Financing Limit").

                                      * * *

     Any Guarantees or other credit support arrangements outstanding at the end of the Authorization Period will continue until expiration or termination in accordance with their terms.

     As further described below, KeySpan (the "Applicant") now requests authorization to engage in certain transactions involving the divestiture of one or more of the indirect non-utility subsidiaries of KeySpan Services Inc. ("KSI"), a wholly owned, indirect non-utility subsidiary of KeySpan (collectively, the "KSI Subsidiaries"). In addition, such divestiture transactions will involve the continued maintenance of certain existing guarantees by KeySpan in favor of the KSI Subsidiaries that were previously issued in accordance with the Financing Application (the "KSI Divestiture Transaction"). KeySpan expects to sell such KSI Subsidiaries to individuals, groups, or corporations. The Applicant requests authorization to engage in KSI Divestiture Transactions from time to time, the specific terms and conditions of which are not at this time known, without further prior approval by the Commission.

--------
1 "Subsidiaries" means KeySpan's direct and indirect existing and future subsidiaries and includes the Utility Subsidiaries, the Intermediate
     Holding Companies (i.e., KeySpan Energy Corporation and KeySpan New England, LLC, formerly known as Eastern Enterprises) and the Non-Utility Subsidiaries.

     For purposes of this application-declaration (the "Application"), the KSI Subsidiaries include the following Non-Utility Subsidiaries:

     Delta KeySpan, LLC - a Delaware limited liability company which designs, builds and installs HVAC systems primarily for commercial customers in Rhode Island and the New England region.

     Granite State Plumbing & Heating, LLC - (formerly Granite State Plumbing and Heating, Inc.) is a Delaware limited liability company that is a mechanical contractor engaged in the design, installation and service of commercial and industrial plumbing, HVAC equipment and process piping systems for customers in the industrial and governmental sector, as well as real estate developers in New England.

     Northern Peabody, LLC - (formerly Northern Peabody, Inc.) is a Delaware limited liability company that is a mechanical contractor engaged in the design, installation and service of plumbing, heating, ventilation, air conditioning and process piping systems. It serves commercial, industrial and institutional customers, in the hospital, healthcare and governmental markets in New Hampshire, southern Maine and Massachusetts (excluding Boston).

     The approval by the Commission of this Application will give the Applicant the flexibility that will allow it to respond quickly and efficiently to its capital needs and to changes in market conditions through the divestiture of KeySpan's non-core businesses, thereby allowing KeySpan to efficiently and effectively carry on its core business activities designed to provide benefits to customers and shareholders.

     In addition, Applicant hereby requests that the Commission reserve jurisdiction over the proposed divestiture of one or more of the following Non-Utility Subsidiaries of KSI with respect to the maintenance of certain existing guarantees, previously issued pursuant to Commission order, for an interim period of time subsequent to such divestiture:

     WDF Inc., and its subsidiaries - a New York corporation which provides mechanical contracting services to large scale commercial, institutional and industrial customers in the New York area. Its services are primarily the design, construction, alteration, maintenance and repair of plumbing and HVAC systems including related piping installation and welding.

     Binsky & Snyder, LLC, and its subsidiaries - a Delaware limited liability company and a specialty mechanical contractor which installs heating, ventilating and air conditioning systems, which use electricity or gas, for commercial and industrial customers located primarily in New Jersey. Binsky & Snyder, LLC also provides specialty mechanical contracting services involving process piping work for non-HVAC purposes which is beneficial in attracting and retaining customers for its HVAC business.

     Binsky and Snyder Service, LLC - a Delaware limited liability company and engaged in installing HVAC systems for commercial and industrial customers located primarily in New Jersey.

KSI Divestiture Transaction

     With respect to the KSI Subsidiaries, KeySpan presently has in place the guarantees issued by KeySpan in favor of the KSI Subsidiaries as set forth in Exhibit H hereto (the "KeySpan Guarantees").

     Applicant proposes to divest itself from time to time of one or more KSI Subsidiaries in one or more transactions involving the sale of assets and/or securities to certain unaffiliated third parties. As noted above, certain of these KSI Subsidiaries are the beneficiaries of the KeySpan Guarantees. Upon divestiture, Applicant intends to maintain in place any then existing KeySpan Guarantees in accordance with the terms of the contractual obligations associated therewith.

     In connection with any such proposed divestiture, the terms of these previously issued and authorized KeySpan Guarantees would not change in any respect. No new guarantees and indemnities would be issued in connection with any such proposed divestiture. Finally, such KeySpan Guarantees would remain in place only for an interim period until the completion of a project and the expiration of any associated warranty period in accordance with contractual obligations. The original aggregate value of the issued KeySpan Guarantees was approximately $76 million. The presently outstanding aggregate exposure of the KeySpan Guarantees has been substantially reduced and as of November 30, 2004 is approximately $23 million.

     Each of the KeySpan Guarantees operates in accordance with the terms of its respective contract. Generally, an A-rated national surety company issues a bond for the estimated dollar amount needed to complete a particular work project. KeySpan issues performance guarantees to the respective KSI Subsidiary for the value of the bond. In the event that the work project cannot be completed and the surety company needs to collect some, or all, of the bond dollar amount from the KSI Subsidiary, KeySpan could be liable for some, or all, of that dollar amount provided by such performance guarantee.

     Each of the KeySpan Guarantees have varying terms, and in certain cases the term has no date certain but is set to expire upon completion of the work project. In any event, with respect to each of the KSI Subsidiaries, none of the KeySpan Guarantees, including any associated warranty period, are expected to terminate later than the dates set forth below:

       Delta KeySpan, LLC                                   February 28, 2007
       Granite State Plumbing & Heating, LLC                September 30, 2006
       Northern Peabody, LLC                                February 28, 2006

     As noted above, the Financing Order expressly provides that "[a]ny Guarantees or other credit support arrangements outstanding at the end of the Authorization Period will continue until expiration or termination in accordance with their terms." Clearly, the Financing Order not only provided KeySpan with the authorization to issue the KeySpan Guarantees and maintain up to $4.0 billion in total outstanding guarantees, but also provided KeySpan with the authorization to maintain such guarantees, including the KeySpan Guarantees, in place for the duration of the term set forth in the applicable contract.


ITEM 2.  FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application are estimated at $10,000.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

     Applicant considers Sections 6 and 7, and Rule 54 of the Act to be applicable to the proposed KSI Divestiture Transaction. To the extent that the activities described herein require approval under any other sections of the Act and the Commission's rules thereunder are or may be applicable to the KSI Divestiture Transaction, Applicant requests such approval and demonstrates compliance herein.

Sections 6 and 7

     Sections 6 and 7 of the Act regulate issuances of securities and were enacted to protect the public interest, investors and consumers from certain types of abuses that would result in the issuance of securities that comprise "highly speculative features which not only make such issues unsuitable for investment purposes, but also may have disastrous effects on the general economic welfare..." (see Eastern Utilities Associates, 38 S.E.C. 728, 732-36
(1958), quoting the Federal Trade Commission Report referred to in Section 1(b) of the Act, Part 72-A at pp. 860-861).

     Section 6(a) of the Act specifically provides in relevant part that, without prior Commission authorization, it shall be unlawful for a registered holding company or subsidiary company "... directly or indirectly (1) to issue or sell any security of such company; or (2) to exercise any privilege or right to alter the priorities, preferences, voting power, or other rights of the holders of an outstanding security of such company."

     The divestiture of a non-utility subsidiary company through a stock sale transaction would involve the issuance of securities. However, it would not involve the type of transaction intended to be prohibited or regulated by
Section 6(a) of the Act. Such a sale would not comprise the sale or issuance directly or indirectly by a subsidiary company of its own securities, as proscribed by Section 6(a). Rather, such a transaction would comprise the sale directly by a parent company of a non-utility asset (i.e., its interest in the capital stock of a non-utility subsidiary). Accordingly, by its terms, Section 6(a) would not prohibit the Applicant from divesting one or more of the KSI Subsidiaries.

     With respect to the maintenance of KeySpan Guarantees following the divestiture of one or more KSI Subsidiaries, Section 6(a) provides that any transaction that would alter the priorities, preferences, voting power, or other rights of the holders of an outstanding security requires prior Commission approval under Section 7 of the Act. The KSI Divestiture Transaction would alter the nature of the rights of the holders of the KeySpan Guarantees only to the extent that subsequent to such a proposed divestiture, the issuer of such KeySpan Guarantees, namely, KeySpan, would no longer be an affiliate of such KSI Subsidiary. The nature and terms of the KeySpan Guarantees would not be altered in any other respect.

     Section 7(e) provides:

          If the requirements of subsection (g) are satisfied, the Commission shall permit a declaration to become effective regarding the exercise of a privilege or right to alter the priorities, preferences, voting power, or other rights of the holders of an outstanding security unless the Commission finds that such exercise of such privilege or right will result in an unfair or inequitable distribution of voting power among holders of the securities of the declarant or is otherwise detrimental to the public interest or the interest of investors or consumers.

     The KeySpan Guarantees have previously been issued and authorized in accordance with the authority granted by the Financing Order. The terms of the KeySpan Guarantees would not change in any respect. No new guarantees and indemnities would be issued in connection with the KSI Divestiture Transaction. The voting power among holders of the securities of the Applicant would not be altered in any respect in connection with the KSI Divestiture Transaction. With respect to the public interest and the interests of investors and consumers, the KSI Divestiture Transaction would be beneficial because it would allow KeySpan to further its strategy of continued focus and growth of its core businesses, while exploring the divestiture of some or all of its non-core assets. Other than as stated above, the rights of the holders of the KeySpan Guarantees will not be altered in any way upon divestiture of a KSI Subsidiary. In fact, the maintenance of the KeySpan Guarantees subsequent to divestiture will protect consumers and assure that work projects can be completed.

     Section 7(g) provides that

          If a state commission or state securities commission, having jurisdiction over any of the acts enumerated in subsection (a) of Section 6, shall inform the Commission, upon request by the Commission for an opinion or otherwise, that state laws applicable to the act in question have not been complied with, the Commission shall not permit a declaration regarding the act in question to become effective until and unless the Commission is satisfied that such compliance has been effected.

     The KSI Divestiture Transaction would strictly be a private transaction involving the divestiture of non-utility companies engaged in businesses that are not regulated by any state commission. Accordingly, no state commission or state securities commission would have any jurisdiction over the KSI Divestiture Transaction.

     As provided above, the standards of Sections 6 and 7 of the Act are met by the proposed KSI Divestiture because (i) the divestiture would not result in an unfair or inequitable distribution of voting power among holders of the securities of the declarant, and is not otherwise detrimental to the public interest or the interest of investors or consumers, and (ii) no state commission and no state securities commission would have any jurisdiction over the proposed transaction.

Rule 54

     The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

     KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At September 30, 2004, KeySpan's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $ 1,129,251,000. With respect to Rule 53(a)(1), the Commission determined in the Financing Order (the "Rule 53(c) Order"), that KeySpan's investments in EWGs and FUCOs in an aggregate amount of up to $3 billion is allowed and would not have the adverse effects set forth in Rule 53(c). In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred.

     With respect to capitalization, there has been no material adverse impact on KeySpan's consolidated capitalization resulting from KeySpan's investments in EWGs and FUCOs. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of KeySpan's EWGs and FUCOs, have a material adverse effect on the financial integrity of the KeySpan system, or an adverse impact on KeySpan's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of KeySpan's overall financial condition which took into account, among other factors, KeySpan's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the Financing Order.

     KeySpan's investments in EWGs and FUCOs have increased from approximately $657 million as of December 31, 2000 to approximately $1.13 billion as of
September 30, 2004. Nevertheless, KeySpan's EWG and FUCO investments, in the aggregate, have been profitable for all quarterly periods from December 31, 2000 through September 30, 2004. As of September 30, 2003, the most recent period for which financial statement information was evaluated by the Commission in the Rule 53(c) Order, KeySpan's consolidated capitalization consisted of 38.67% common equity and 61.33% debt (including long and short-term debt and preferred stock). As of September 30, 2004, KeySpan's consolidated capitalization consisted of 42.36% equity and 57.64% debt (including long and short-term debt and preferred stock). These ratios comply with the requirement in KeySpan's Present Financing Order that KeySpan's common equity will be at least 30% of its capitalization. In addition, KeySpan's average consolidated retained earnings increased from approximately $480 million as of December 31, 2000 to retained earnings of approximately $665 million as of September 30, 2004. Accordingly, since the date of the Financing Order, the capitalization and earnings attributable to KeySpan's investments in EWGs and FUCOs has not had an adverse impact on KeySpan's financial integrity.


ITEM 4.  REGULATORY APPROVALS

     Other than Commission approval, the Applicant does not believe any other federal or state regulatory approvals are required for the Transaction.


ITEM 5.  PROCEDURE

     The Commission is respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. The Applicant requests that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicant hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS


Exhibits


     A    Not applicable

     B    The Non-Utility Subsidiary Sale Agreement (to be filed by amendment)

     C    Not applicable

     D    Not applicable

     E    Not applicable

     F-1  Opinion of Counsel

     F-2  Past Tense Opinion of Counsel (to be filed pursuant to Rule 24)

     G    Form of Federal Register Notice

     H    KeySpan Guarantees (filed on a confidential basis)

Financials

     FS Consolidated Balance Sheet, Consolidated Statement of Income and Consolidated Statement of Cash Flows of KeySpan Corporation as of September 30, 2004, along with notes thereto (filed with the Commission on Form 10-Q for the quarterly period ended September 30, 2004, and incorporated by reference herein)


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

     The KSI Divestiture Transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. Consummation of the Transaction will not result in changes in the operation of KeySpan or its subsidiaries that will have an impact on the environment. KeySpan is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the Transaction.







                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf and on behalf of its Subsidiaries by the undersigned officer thereunto duly authorized.


                                               KEYSPAN CORPORATION


                                               /s/John J. Bishar, Jr.
                                               ----------------------
                                               John J. Bishar, Jr.
                                               Senior Vice President, Secretary
                                               and General Counsel

                                                                     Exhibit F-1


                                                             December 17, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

     KeySpan Corporation ("KeySpan"), a diversified registered public utility holding company (the "Applicant"), has applied to the Securities and Exchange Commission (the "Commission") requesting authorization to engage in certain transactions involving the divestiture of one or more of the indirect non-utility subsidiaries of KeySpan Services Inc. ("KSI"), a wholly owned, indirect non-utility subsidiary of KeySpan (collectively, the "KSI Subsidiaries"). In addition, such divestiture transactions will involve the continued maintenance of certain existing guarantees by KeySpan in favor of the KSI Subsidiaries that were previously issued in accordance with the Financing Application (the "Transaction"). KeySpan expects to sell such KSI Subsidiaries to individuals, groups, or corporations. The Applicant requests authorization to engage in such Transactions from time to time, the specific terms and conditions of which are not at this time known, without further prior approval by the Commission.

     For purposes of the underlying application-declaration in this proceeding, the KSI Subsidiaries include the following Non-Utility Subsidiaries:

     Delta KeySpan, LLC - a Delaware limited liability company which designs, builds and installs HVAC systems primarily for commercial customers in Rhode Island and the New England region.

     Granite State Plumbing & Heating, LLC - (formerly Granite State Plumbing and Heating, Inc.) is a Delaware limited liability company that is a mechanical contractor engaged in the design, installation and service of commercial and industrial plumbing, HVAC equipment and process piping systems for customers in the industrial and governmental sector, as well as real estate developers in New England.

     Northern Peabody, LLC - (formerly Northern Peabody, Inc.) is a Delaware limited liability company that is a mechanical contractor engaged in the design, installation and service of plumbing, heating, ventilation, air conditioning and process piping systems. It serves commercial, industrial and institutional customers, in the hospital, healthcare and governmental markets in New Hampshire, southern Maine and Massachusetts (excluding Boston).

     In addition, the Applicant requests that the Commission reserve jurisdiction over the proposed divestiture of one or more of the following Non-Utility Subsidiaries of KSI with respect to the maintenance of certain existing guarantees, previously issued pursuant to Commission order, for an interim period of time subsequent to such divestiture:

     WDF Inc., and its subsidiaries - a New York corporation which provides mechanical contracting services to large scale commercial, institutional and industrial customers in the New York area. Its services are primarily the design, construction, alteration, maintenance and repair of plumbing and HVAC systems including related piping installation and welding.

     Binsky & Snyder, LLC, and its subsidiaries - a Delaware limited liability company and a specialty mechanical contractor which installs heating, ventilating and air conditioning systems, which use electricity or gas, for commercial and industrial customers located primarily in New Jersey. Binsky & Snyder, LLC also provides specialty mechanical contracting services involving process piping work for non-HVAC purposes which is beneficial in attracting and retaining customers for its HVAC business.

     Binsky and Snyder Service, LLC - a Delaware limited liability company and engaged in installing HVAC systems for commercial and industrial customers located primarily in New Jersey.

     This opinion is furnished in connection with the Applicant's filing of the Application/Declaration on Form U-1, File No. 70-__________ (the "Application") with the Commission under the Public Utility Holding Company Act of 1935, as amended (the "Act") in connection with the Transaction.

     I am General Counsel of KeySpan and have acted, with other attorneys on my staff, as counsel to KeySpan in connection with the filing of the Application.

Securities and Exchange Commission
450 Fifth Street, N.W.
Page 2

In connection with this opinion, either I or attorneys under my supervision in whom I have confidence have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In such examination, we have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as original and the conformity to the original documents of all documents submitted as copies. As to any facts material to this opinion, I have, when relevant facts were not independently established, relied upon the statements contained in the Application.


     The  opinions  expressed  below with  respect to the  proposed  Transaction
described  in  the  Application  are  subject  to  the  following   assumptions,
qualifications, limitations, conditions and exceptions:


     A. The proposed Transaction shall have been duly authorized and approved, to the extent required by the governing corporate and/or organizational documents and applicable state laws, by the Board of Directors and/or duly authorized committee of such Board of Directors of KeySpan and/or of the appropriate direct or indirect subsidiary thereof, as the case may be.

     B. No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

     C. All required approvals, authorizations, consents, certificates, rulings and orders, if any, of, and all filings and registrations, if any, with, all applicable federal and state commissions and regulatory authorities with respect to the Transaction proposed in the Application that may have been obtained or made, as necessary, shall have become final and unconditional in all respects and shall remain in effect.

     D. The Commission shall have duly entered an appropriate order with respect to the proposed Transaction as described in the Application granting and permitting the Application to become effective under the Act and the rules and regulations thereunder.

     E. The parties shall have obtained all material consents, waivers and releases, if any, required for the proposed Transaction under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

     Based on the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, I am of the opinion that, in the event the proposed Transaction is consummated in accordance with the Application:

          1. All state and federal laws applicable to the proposed Transaction will have been complied with;

Securities and Exchange Commission
450 Fifth Street, N.W.
Page 3


          2. (i) the issuer of any membership interests of each of the KSI Subsidiaries being issued, sold, acquired, guaranteed, assumed or modified is validly organized and duly existing; (ii) such securities will, in the case of stock, be validly issued, full paid and nonassessable, and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the charter or other document defining such rights and privileges; and (iii) such securities will, in the case of debt securities, be valid and binding obligations of the issuer or guarantor in accordance with their terms

          3. The consummation of the proposed Transaction will not violate the legal rights of the holders of any securities issued by KeySpan, or by any associate company thereof.

     I am a member of the State Bar of New York and do not purport to be an expert on, nor do I opine as to, the laws of any jurisdiction other than the State of New York and the federal laws of the United States of America. I hereby consent to the use of this opinion as an exhibit to the Application.



                                                          Very truly yours,

                                                          /s/John J. Bishar, Jr.

                                                                      Exhibit G


             Filings Under the Public Utility Holding Company Act of

                            1935, as amended ("Act")


                       SECURITIES AND EXCHANGE COMMISSION

                                December __, 2004

     Notice is hereby given that the following filing(s) has/have been made with the Securities and Exchange Commission (the "Commission") pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the applications(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ________ __, 200__, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609 and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __________, 200__, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Background

     KeySpan Corporation ("KeySpan") registered as a holding company on November 8, 2000, upon its acquisition of all of the issued and outstanding common stock of Eastern Enterprises (now known as KeySpan New England, LLC) and its indirect acquisition of EnergyNorth Inc. (hereafter referred to as the "Mergers"). The Mergers were approved by the Securities and Exchange Commission (the "Commission") by order dated November 7, 2000 (Holding Co. Act Release 27269), as corrected by the order issued on December 1, 2000 (Holding Co. Act Release No. 27281) (collectively, the "Merger Order").

     KeySpan is a diversified registered public utility holding company. KeySpan directly or indirectly owns the following seven public utility companies: (i) The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), which distributes natural gas at retail to residential, commercial and industrial customers in the New York City boroughs of Brooklyn, Staten Island and Queens; (ii) KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), which distributes natural gas at retail to customers in New York State located in the counties of Nassau and Suffolk on Long Island and the

Rockaway Peninsula in Queens County; (iii) KeySpan Generation LLC ("KeySpan Generation"), which owns and operates electric generation capacity located on Long Island all of which is sold at wholesale to the Long Island Power Authority ("LIPA") for resale by LIPA to its approximately 1.1 million customers; (iv) Boston Gas Company d/b/a KeySpan Energy Delivery New England ("Boston Gas"), which distributes natural gas to customers located in Boston and other cities and towns in eastern and central Massachusetts; (v) Essex Gas Company d/b/a KeySpan Energy Delivery New England ("Essex Gas"), which distributes natural gas to customers in eastern Massachusetts; (vi) Colonial Gas Company d/b/a KeySpan Energy Delivery New England ("Colonial Gas"), which distributes natural gas to customers located in northeastern Massachusetts and on Cape Cod; and (vii) EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England ("ENGI"), which distributes natural gas to customers located in southern and central New Hampshire, and the City of Berlin located in northern New Hampshire (KEDNY, KEDLI, KeySpan Generation, Boston Gas, Colonial Gas, Essex Gas and ENGI are collectively referred to as the "Utility Subsidiaries"). Together, KEDNY and KEDLI serve approximately 1.66 million customers. Together, Boston Gas, Colonial Gas and Essex Gas serve approximately 768,000 customers. ENGI serves approximately 75,000 customers. KeySpan also directly or indirectly owns various non-utility subsidiaries (collectively referred to as the "Non-Utility Subsidiaries") through which KeySpan engages in energy related non-utility activities as described in the Merger Order.

     By order dated December 18, 2003, the Commission issued an order, Release No. 35-27776 in File No. 70-10129 (the "Financing Order"), based on the Application-Declaration on Form U-1/A filed in that proceeding on December 17, 2003 (the "Financing Application"), that authorized KeySpan and its Subsidiaries[1] to engage in a program of external and intrasystem transactions, including, among other things, the authorization to engage in certain types of credit support arrangements through December 31, 2006 (the "Authorization Period"). The Financing Order expressly provides in relevant part that KeySpan is authorized to:

     ... enter into Guarantees, Performance Guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of its Subsidiaries as may be appropriate or necessary to enable the Subsidiaries to carry on in the ordinary course of their respective businesses in an aggregate principal amount not to exceed $ 4.0 billion outstanding at any one time (excluding obligations exempt under rule 45) ("Guarantee Financing Limit").

                                      * * *

     Any Guarantees or other credit support arrangements outstanding at the end of the Authorization Period will continue until expiration or termination in accordance with their terms.

--------
1 "Subsidiaries" means KeySpan's direct and indirect existing and future subsidiaries and includes the Utility Subsidiaries, the Intermediate
     Holding Companies (i.e., KeySpan Energy Corporation and KeySpan New England, LLC, formerly known as Eastern Enterprises) and the Non-Utility Subsidiaries.

     As further described below, KeySpan (the "Applicant") has requested authorization to engage in certain transactions involving the divestiture of one or more of the indirect non-utility subsidiaries of KeySpan Services Inc. ("KSI"), a wholly owned, indirect non-utility subsidiary of KeySpan (collectively, the "KSI Subsidiaries"). In addition, such divestiture transactions will involve the continued maintenance of certain existing guarantees by KeySpan in favor of the KSI Subsidiaries that were previously issued in accordance with the Financing Application (the "KSI Divestiture Transaction"). KeySpan expects to sell such KSI Subsidiaries to individuals, groups, or corporations. The Applicant requests authorization to engage in KSI Divestiture Transactions from time to time, the specific terms and conditions of which are not at this time known, without further prior approval by the Commission.

     For purposes of this application-declaration (the "Application"), the KSI Subsidiaries include the following Non-Utility Subsidiaries:

Delta KeySpan, LLC - a Delaware limited liability company which designs, builds and installs HVAC systems primarily for commercial customers in Rhode Island and the New England region.

Granite State Plumbing & Heating, LLC - (formerly Granite State Plumbing and Heating, Inc.) is a Delaware limited liability company that is a mechanical contractor engaged in the design, installation and service of commercial and industrial plumbing, HVAC equipment and process piping systems for customers in the industrial and governmental sector, as well as real estate developers in New England.

Northern Peabody, LLC - (formerly Northern Peabody, Inc.) is a Delaware limited liability company that is a mechanical contractor engaged in the design, installation and service of plumbing, heating, ventilation, air conditioning and process piping systems. It serves commercial, industrial and institutional customers, in the hospital, healthcare and governmental markets in New Hampshire, southern Maine and Massachusetts (excluding Boston).

     Applicants state that the approval by the Commission of the Application will give the Applicant the flexibility that will allow it to respond quickly and efficiently to its capital needs and to changes in market conditions through the divestiture of KeySpan's non-core businesses, thereby allowing KeySpan to efficiently and effectively carry on its core business activities designed to provide benefits to customers and shareholders.

     In addition, Applicant has requested that the Commission reserve jurisdiction over the proposed divestiture of one or more of the following Non-Utility Subsidiaries of KSI with respect to the maintenance of certain existing guarantees, previously issued pursuant to Commission order, for an interim period of time subsequent to such divestiture:

     WDF Inc., and its subsidiaries - a New York corporation which provides mechanical contracting services to large scale commercial, institutional and industrial customers in the New York area. Its services are primarily the design, construction, alteration, maintenance and repair of plumbing and HVAC systems including related piping installation and welding.

     Binsky & Snyder, LLC, and its subsidiaries - a Delaware limited liability company and a specialty mechanical contractor which installs heating, ventilating and air conditioning systems, which use electricity or gas, for commercial and industrial customers located primarily in New Jersey. Binsky & Snyder, LLC also provides specialty mechanical contracting services involving process piping work for non-HVAC purposes which is beneficial in attracting and retaining customers for its HVAC business.

     Binsky and Snyder Service, LLC - a Delaware limited liability company and engaged in installing HVAC systems for commercial and industrial customers located primarily in New Jersey.

KSI Divestiture Transaction

     With respect to the KSI Subsidiaries, Applicant states that KeySpan presently has in place the guarantees issued by KeySpan in favor of the KSI Subsidiaries as set forth in an exhibit to the Application (the "KeySpan Guarantees").

     Applicant proposes to divest itself from time to time of one or more KSI Subsidiaries in one or more transactions involving the sale of assets and/or securities to certain unaffiliated third parties. As noted above, certain of these KSI Subsidiaries are the beneficiaries of the KeySpan Guarantees. Upon divestiture, Applicant intends to maintain in place any then existing KeySpan Guarantees in accordance with the terms of the contractual obligations associated therewith.

     In connection with any such proposed divestiture, the terms of these previously issued and authorized KeySpan Guarantees would not change in any respect. No new guarantees and indemnities would be issued in connection with any such proposed divestiture. Finally, such KeySpan Guarantees would remain in place only for an interim period until the completion of a project and the expiration of any associated warranty period in accordance with contractual obligations. Applicant states that the original aggregate value of the issued KeySpan Guarantees was approximately $76 million. The presently outstanding aggregate exposure of the KeySpan Guarantees has been substantially reduced and as of November 30, 2004 is approximately $23 million.

     Each of the KeySpan Guarantees operates in accordance with the terms of its respective contract. Generally, an A-rated national surety company issues a bond for the estimated dollar amount needed to complete a particular work project. KeySpan issues performance guarantees to the respective KSI Subsidiary for the value of the bond. In the event that the work project cannot be completed and the surety company needs to collect some, or all, of the bond dollar amount from the KSI Subsidiary, KeySpan could be liable for some, or all, of that dollar amount provided by such performance guarantee.

     Each of the KeySpan Guarantees have varying terms, and in certain cases the term has no date certain but is set to expire upon completion of the work project. In any event, with respect to each of the KSI Subsidiaries, none of the KeySpan Guarantees, including any associated warranty period, are expected to terminate later than the dates set forth below:

       Delta KeySpan, LLC                                   February 28, 2007
       Granite State Plumbing & Heating, LLC                September 30, 2006
       Northern Peabody, LLC                                February 28, 2006

     As noted above, the Financing Order expressly provides that "[a]ny Guarantees or other credit support arrangements outstanding at the end of the Authorization Period will continue until expiration or termination in accordance with their terms." Clearly, the Financing Order not only provided KeySpan with the authorization to issue the KeySpan Guarantees and maintain up to $4.0 billion in total outstanding guarantees, but also provided KeySpan with the authorization to maintain such guarantees, including the KeySpan Guarantees, in place for the duration of the term set forth in the applicable contract.

         For the Commission, by the Division of Investment Management, under delegated authority.

                                   Exhibit H
                        (filed on a confidential basis)














                                       1